

PITCH VIDEO   INVESTOR PANEL

SIRCLES

❤️ The Social Recommendations App Designed To Destroy Yelp!

sircles.com   Sacramento, CA   📷   Technology   Travel & Tourism   B2C   Mobile Apps

Highlights

1   Raised over $6M in rapid succession.

2   Amazon AWS Activate, $100,000 recipient from Nvidia Inception accelerator.

(3) Over $100k in revenue in 2024

(4) Over 30,000 unique small businesses have been Favorited on Sircles

(5) 75,000 + Check in's on Sircles

(6) #1 Trending App on Kickstarter on launch day.

(7) March 2024' Kingscrowd staff pick

(8) All about positivity!

Featured Investors



Jordan Baldwin
Invested $110,000 ⓘ

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Syndicate Lead
Founder and CEO of Ridgeline Eng, Doctor of Engineering (PhD), and Active Investor.

"I have always loved the idea of Sircles. Long before it was something we could actually hold in our hands and enjoy the elegant but simple concept rooted in positivity immediately intrigued me. Intuitively, the fundamental premise just made sense - a social platform stripped of negativity, a place to share positive experiences with friends, a conduit for businesses and consumers to support one another. Whether we were consciously aware of it or not, this uniquely positive concept is something we have been in desperate need of for far too long! And finally, the wait is over. Like all great ideas, this one has materialized and only gets even better every day. Using Sircles, seeing other benefit from it, and hearing endless positive feedback only reinforces my confidence in this journey. To top it off, the team making all this happen is incredible. The intelligence, focus, determination, and work ethic of the founders coupled with such a universally principled concept leaves little to be desired. I am so impressed by how far Sircles has come but even more excited about all the developments on the horizon!"



Other investors include <u>Rob Williams</u>, <u>Dale Moss</u>, <u>Maeson Group</u> & 6810 more

Our Team



John Worthington Co-Founder, CEO

Founded and scaled Tech 2U to nearly $10M in ARR. Built a highly qualified and loyal team of executives. Tech 2U provides computer repair, managed services, web development and digital marketing to the Sacramento, San Diego, and Las Vegas markets.

As small business owners, we've witnessed how serious the problem with Yelp is. They are self-serving brokers of toxicity, unfairness and bullying. Yelp cares nothing for the small businesses they force onto their platform nor do they care about the rampant negativity and false reviews that threaten the reputation of many companies. As users, we have a circle of friends who have recommendations we trust FAR more than reviews. Sircles solves both problems. No reviews, means nothing negative... just LOVE ❤



Todd Fiore Co-Founder, CIO

Co-Founder of Tech 2U. Established the technical systems and infrastructure to scale Tech 2U to nearly 100 employees. Created the culture at Tech 2U that makes it the most beloved tech company in Sacramento for IT professionals and customers.



Daniel HINKLE Co-Founder, COO

Early employee at Tech 2U, VP of Digital Marketing. Generated millions in revenue. Formed key strategic partnerships with celebrity influencers that were critical to scaling Tech 2U and have proven extremely beneficial to Sircles.



Rob Williams Advisor, Strategic Partner

Owner of Williams Broadcasting and the RAD RADIO show, broadcast in Sacramento, Reno, and worldwide at www.radradio.com



Shawntelle Minear EVP, Business Affairs

 Join the Sircles Positivity Revolution

"There is one thing stronger than all the armies in the world, and that is an idea whose time has come." -Victor Hugo

For Sircles, that time is now.

We stand at the dawn of a new era in social networking—one where **positivity and genuine community triumph over toxicity.** Sircles is more than just an app; it's a **movement** on a mission to transform how we connect and support each other online.

Our vision is to build an online community **rooted in trust, sharing, and positive recommendations**—free from the **toxic reviews, bullying, and manipulation** that plague other platforms. For too long, giants like **Yelp** have profited from a **culture of negativity**, exploiting small businesses by filtering out **5-star reviews** unless they pay to play. Sircles flips this model on its head, fostering **only uplifting, authentic interactions** that help communities thrive.

In fact, our bold tagline says it all:

Sircles is "the social recommendations app designed to destroy Yelp!"

Not through petty rivalry, but by making the **old, negative system obsolete**—and replacing it with **something fundamentally better.**



The Momentum is Real

For years, **Facebook claimed its mission was to make the world more open and connected,** but instead, it has **allowed algorithms to drive division,** creating an online environment that has been **manipulated by foreign actors, fueling societal fractures.** Rather than strengthening relationships, it has contributed to **polarization and misinformation,** eroding the fabric of trust.

Sircles has the potential to be the next major social platform that brings people together for the right reasons. While we set out to take on Yelp, we realized something bigger: **our social features are creating positive, meaningful interactions between friends and family—** something that can reshape online engagement for generations to come.

This is more than a review platform—**this is a movement to restore trust and connection in a way that benefits society for decades.**

This isn't just a **grand idea on paper**—we're already seeing it in action.

✅ **Sircles is LIVE on iOS and Android** and has already surpassed **50,000 users.**

✅ Our **App Store rating is 4.6 stars on iOS.**

✅ **Engagement is growing rapidly**—more group chats are forming, more users are inviting friends, **active streaks are increasing,** and we're seeing more **Favorites and Check-ins than ever before.**

✅ **Over 30,000 unique businesses** have already been **favorited inside Sircles,** proving that **trusted recommendations** are at the heart of our platform.

We've also been recognized by major tech accelerators, receiving **$100,000 in credits from Amazon's AWS Activate program and NVIDIA's accelerator,** powering our infrastructure as we scale.

We have the **product, the team, and the momentum** to grow Sircles into a **dominant social platform**—now all we need is **you.**



Innovating Group Chats: A New Way to Share and Connect

At the heart of Sircles is a **patent-pending innovation** that is reshaping the way group chats function. Users can **form groups and share recommendations inside them through structured topics**, making it easier than ever to discover and discuss trusted content with friends, communities, and interest-based groups.

We see this happening organically inside Sircles today, in both **small friend groups** and **large public communities.**

One example is **916 Events, a Sacramento-based group with over 1,300 members**, where **local events are shared as topics** so users can quickly access what's happening throughout the week. Another great example is our **"What's Streaming?"** chat, where users are actively sharing what shows and movies they are watching—providing instant, real-time recommendations among trusted circles.

From neighborhood groups to industry communities, **Sircles' innovative group chat design makes it effortless to share and find relevant content within a trusted network.** This approach is unlike anything seen on existing chat platforms, and **its potential to redefine group communication is undeniable.**

Will this be the future of group chats? Time will tell—but one thing is clear: Sircles' approach is novel, innovative, and already driving real engagement.

We will be including screenshots to showcase this functionality so investors can see firsthand how this next evolution of group messaging works in action.



Businesses Powering the Network Effect

Sircles isn't just growing through user adoption—it's also bringing **businesses into the ecosystem in a way no other platform has done before**. Instead of forcing businesses to pay for ads or worry about public reviews, **Sircles gives them a low-risk, high-reward way to engage customers**.

💡 **Favorites, Not Reviews** – Asking for a Favorite on Sircles is **far safer than asking for a review**. A Favorite is an endorsement seen only by a user's friends and trusted circles, rather than a public review that could be positive or negative.

💡 **Business Activations Drive Growth** – We've been collaborating with businesses on **activations that drive downloads**. When customers

Favorite a business inside Sircles, they're not just interacting—they're **strengthening the platform's network effect.**

💡 **Deep Links & Organic Engagement** – We are rolling out **deep links that businesses can send to customers,** asking them to Favorite their business on Sircles. This allows businesses to engage customers **without the risk of negative reviews,** creating a **win-win scenario**—businesses grow their loyal customer base, and Sircles gains **more engaged users.**

💡 **Long-Term Vision & Pricing Evolution** – Businesses are already signing up at our **$79 for 6 months / $129 per year** pricing model. However, as the user base scales, so will pricing. The **real tipping point** will come when businesses join not because we are engaging them directly, but because **Sircles has become an indispensable tool.** This is the moment we achieve the **network effect at scale**—millions of users, and businesses adopting Sircles as a necessity rather than an experiment.

This approach aligns perfectly with our **Ride the Escalator** strategy—**as businesses bring in their customers, those customers become active users, and more users bring in more businesses. It's a self-reinforcing growth loop** that positions Sircles as the future of **business discovery and social recommendations.**



Ride the Escalator: Crowdfunding as the Engine for Growth

A key pillar of our **race to the exit** strategy is leveraging crowdfunding at scale. We've already proven that **our most loyal users are also our investors**, and this creates a **powerful flywheel effect**—more investors mean more users, and more users mean more investors. This is what we call the **"Ride the Escalator" strategy.**

We've raised **$6M+ through Sacramento and Reno alone**, and we hope to be increasing our valuation as we hit milestones that are commensurate with our growth, and this is just the beginning. Imagine scaling this success nationwide, opening **Reg A+ crowdfunding campaigns**, and amassing a **$100M war chest driven by 100M users and investors** to take on Yelp. A viral crowdfunding campaign doesn't just mean capital—it means a **viral app.** *Future projections are not guaranteed.*

When people invest in Sircles, they don't just **invest**—they **join the movement.** Our **6,800+ crowdfunding investors** have built the foundation for our success, proving that **grassroots backing is our superpower.**

Why Invest in Sircles Right Now?

✅ **Proven Demand** – Sircles isn't an untested idea; it's **already live** with tens of thousands of engaged users and **growing fast.**

✅ **Huge Market Opportunity** – Consumers are **tired of toxic review platforms. Yelp is a multi-billion-dollar giant,** but its days are numbered. The market is **wide open** for a **trust-driven alternative.**

✅ **Strong Early Momentum** – We're **not starting from scratch.** Sircles is powered by a **community of over 6,800 crowdfunding investors** who believe in our mission and have laid the foundation for our success. This grassroots support proves that Sircles is not just a platform—it's a movement, built by the very people who use it. With additional backing from **Amazon's AWS Activate and NVIDIA's accelerator programs,** we are scaling faster than ever.

✅ **Ground-Floor Opportunity** – Unlike public market investments, this is your chance to **own equity in a startup before** it hits the mainstream. **Early-stage investors reap the biggest rewards,** and Sircles is on track for **explosive growth.** *Future projections are not guaranteed.*



This is Bigger Than Just an Investment —This is a Movement

This is more than just an opportunity to invest in a promising startup; **it's a chance to invest in positive change.**

When we succeed, you won't just **potentially earn significant financial returns**—you'll have helped **millions of people** and **small businesses** by replacing **cynicism and conflict** with **trust and community.**

How many investments can promise **the chance to improve the world while also aiming for massive growth?**

Sircles offers both.

Future projections are not guaranteed.



The Time to Act is Now

Windows of opportunity don't stay open forever.

Our campaign is moving **fast,** and we don't want **anyone passionate about our vision** to miss out. We have the **technology, the vision, and the momentum** to make Sircles the next big social platform—but we need believers like you to help us scale.

Imagine a world transformed.

🚀 A world where **Sircles is on every device**—where your **realtor's recommendations** pop up **when you need a plumber.**

🚀 Where **Airbnb hosts share their favorite local gems** inside their Sircle.

🚀 Where **every interaction is positive**—with zero fear of bots, trolls, or misinformation.

This is the world of Sircles—the first social app that is strictly positive.

It's a world where **authentic, trusted connections replace toxicity.**

It's a world where **every recommendation is powered by real relationships.**

It's a world where **Sircles, its investors, and its community become the heroes**—reshaping social networking forever.

The time is now.

Invest in Sircles today and tell your friends why you did.

Together, we'll build a **more positive future for social media**— and **make history.**